UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37483

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bradesco Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3011 Ponce de Leon Blvd, PH1
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mauricio Cunha	(305) 523-6529	mcunha@bradescobank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAURICIO CUNHA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bradesco Investments Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Head of Bradesco Investments

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRADESCO INVESTMENTS INC.

(S.E.C I.D. No. 8-37483)

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRADESCO INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

TABLE OF CONTENTS



KPMG LLP
Brickell City Centre, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Bradesco Investments Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco Investments Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2021.

Miami, Florida
March 19, 2026

BRADESCO INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025
(in thousands of dollars)

		2025
ASSETS		
Cash and cash equivalents	$	16,482
Deposits with clearing firms		2,911
Operating lease right-of-use asset		726
Trailer fee receivables		1,384
Due from affiliates		779
Deferred tax asset		624
Prepaid expenses and other assets		323
Total assets	$	23,229
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	4,823
Operating lease liability		762
Accrued commissions and other payables		28
Due to affiliates		1,958
Total liabilities		7,571
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding		100
Additional paid in capital		6,911
Retained earnings		8,647
Stockholder's equity		15,658
Total liabilities and stockholder's equity	$	23,229

See accompanying Notes to Financial Statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Effective February 26, 2021, BAC Florida Investments Corp.'s legal name changed to Bradesco BAC Florida Investments Corp. Effective March 20, 2023 the Company changed its name to Bradesco Investments Inc. (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Bradesco Bank ("Parent Company"). The Company offers securities transaction services to its customers. The Company clears its regular (i.e., non-digital) securities transactions on a fully disclosed basis through Pershing LLC ("Pershing"), a subsidiary of The Bank of New York Mellon Corporation. On May 28, 2024, the Company entered into a similar agreement with another clearing firm, Apex Clearing Corporation, to clear transactions introduced through Apex's digital platform. As of December 31, 2025, Bradesco Investments Inc. is approved to operate as a broker-dealer in the following states and territory since the corresponding effective dates:

US States & Territories	Effective Date
Florida	10/28/1987
New York	07/08/1991
Georgia	12/13/2017
Delaware	03/08/2018
North Carolina	12/05/2019
Texas	01/23/2020
District of Columbia	08/20/2021
Massachusetts	03/30/2022
New Jersey	07/08/2022
Tennessee	08/18/2022
Maryland	09/01/2022
Colorado	09/07/2022
Louisiana	02/27/2023
Wyoming	06/07/2023
Ohio	09/29/2023
California	10/13/2023
South Dakota	11/28/2023
Illinois	07/31/2024
Missouri	09/17/2024
Pennsylvania	02/14/2025
Arizona	02/19/2025
Nevada	02/28/2025
North Dakota	04/21/2025
Puerto Rico	05/14/2025
Utah	06/23/2025
Oregon	12/23/2025

Basis of Preparation: The financial statement IS presented in accordance with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents: - Cash and cash equivalents consist primarily of cash held with the Parent Company and clearing firm, as well as investments in U.S. Treasury securities with original maturities of 90 days or less that are bought and held until maturity. Cash and cash equivalents are carried at cost, which approximates fair value.

Deposits with Clearing Firms: Deposits with our clearing firms consist of restricted cash disclosed in Note 2 and amounts due from and payable to the clearing firm for fees and commissions.

Revenue Recognition: The Company has identified commissions and trailer fees as its most significant revenue streams.

Trailer fees are estimated based on an agreed upon distribution rate with each fund family over the average fund holdings period. The receivable associated with accrued trailer fees is generally settled on a quarterly basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreements with Pershing LLC and Apex, its clearing firms, the Company has agreed to indemnify its clearing firms from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts.

At December 31, 2025, there were no margin accounts that were not fully secured by marketable securities under customary margin requirements. As a result, the Company did not record any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. Unsettled customer trades amounted to $19 at December 31, 2025.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 3.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe that such matters will have a material effect on the financial statements.

Income Taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2025.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2022.

Leases: Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. These amounts are determined based on the present value of remaining minimum lease payments, discounted using the Company’s incremental borrowing rate as of the date of adoption.

Recently Issued and Effective Accounting Pronouncements:

Segment Reporting:

In December 2023, the FASB issued ASU 2023-09, Income Taxes. This ASU amends ASC Topic 740 to enhance the transparency and usefulness of income tax disclosures by providing additional information regarding rate reconciliation, taxes paid, and other disclosures. The amendments are effective for public business entities for annual periods beginning after December 15, 2024. The adoption of this ASU has not had a material impact on these financial statements. Related disclosure is included in note 4.

NOTE 2 - FULLY DISCLOSED CLEARING AGREEMENT

The Company has fully disclosed clearing agreements with Pershing LLC and Apex whereby customer accounts are cleared and carried by these clearing firms. The agreements call for the Company to maintain a minimum deposit balance in accounts maintained by Pershing, LLC and Apex. At December 31, 2025, the Company had cash on deposit, amounting to $500,000 and $125,000 at Pershing and Apex, respectively, to satisfy this requirement.

Either party, Pershing or the Company, may terminate the agreement without cause upon the receipt of 180 days written notice.

The Company may terminate its agreement with Apex without cause (i) at the end of two years from October 1, 2025 upon 90 days written notice or (ii) during any automatic renewal period following the initial two-year period upon 30 days written notice. Additionally, the Company may terminate its agreement with Apex at any time on 30 days written notice to Apex in the event that Apex seeks to increase its fees, the Company objects and elects to terminate the agreement. Apex may terminate its agreement with the Company without cause (i) at or prior to the end of two years from the Live Date upon 90 days written notice or (ii) at any time without cause upon 180 days written notice.

These deposits are included in the balance of Deposits with clearing firms in the Statement of financial condition.

NOTE 3 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures certain assets and liabilities at fair value on a recurring basis in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable inputs.

There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table presents the Company's assets measured at fair value on a recurring basis as of December 31, 2025, categorized within the fair value hierarchy:

In thousands of dollars		Fair Value		
	Fair Value	Level 1	Level 2	Level 3
Trading assets	13,912	13,912	-	-
	$ 13,912	$ 13,912	$ -	$ -

The trading assets include U.S. Treasury bills measured at fair value using quoted prices in active markets for identical securities. Accordingly, these instruments are classified within Level 1 of the fair value hierarchy.

The carrying amounts of Cash and cash equivalents, Deposits with clearing firms, Trailer fee receivables, Due from and to affiliates, Accounts payables and accrued expenses, and other short-term assets and liabilities approximate fair value due to the short-term nature of these instruments. These instruments are not measured at fair value on a recurring basis and are therefore not included within the fair value hierarchy.

The Company's financial instruments that are not measured at fair value on a recurring basis include Cash and cash equivalents, Deposits with clearing firms, Trailer fee receivables, Due from and to affiliates, Accounts payables and accrued expenses, and other short-term assets and liabilities. Due to the short-term nature of these instruments and their minimal credit risk, management believes that the carrying amounts approximate fair value.

NOTE 4 - INCOME TAXES

As of December 31, 2025, the Company had a net deferred tax asset as follows:

In thousands of dollars

Deferred Compensation	$	575
Depreciation Expense		40
Other, net		9
Deferred tax asset	$	624

No valuation allowance was considered necessary at December 31, 2025.

NOTE 5 - RELATED PARTIES

Balances with related parties included in the Statement of Financial Condition as of December 31, 2025:

In thousands of dollars

Assets		
Cash and cash equivalents	$	2,567
Due from affiliates		779
Deferred tax asset		624
	$	3,970
Liabilities		
Accounts payable and accrued expenses	$	2,308
Due to affiliates		1,958
	$	4,266

Cash and cash equivalents represents cash maintained in a demand deposit account with the Parent Company.

The Company has entered into reciprocal service agreements with its Parent Company and affiliates. The Company is a wholly owned subsidiary of its Parent Company and operating results may differ from those that may exist if the Company operated as a stand-alone entity. In exchange for services, the Company pays fees or receives allocation reimbursements from its Parent Company and/or affiliates, which cover costs such as salaries and benefits, and occupancy. Due to affiliates represents amounts the Company owes its Parent Company and/or affiliates and Due from affiliates represents amounts owed to the Company from its Parent Company or affiliates for such services per these service agreements.

Deferred tax asset consists primarily of balances related to tax benefits used by the Parent Company on the consolidated tax return and tax overpayment which the Company is entitled to.

NOTE 6 – RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(ii) "the exemption provisions" and met the exemption provisions throughout the most recent fiscal year January 1, 2025 to December 31, 2025, without exception.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2025. At December 31, 2025, the Company's net capital as defined by SEA Rule 15c3-1(a)(2)(iii) totaled $11,129 which was $10,673 in excess of its net capital requirement of $456. The Company's aggregate indebtedness to net capital ratio was .62 to 1 at December 31, 2025.

NOTE 8 - LEASES

The Company enters into leases in the normal course of business primarily for its operating premises. The Company's lease has a remaining term of approximately 10 years, which includes renewal option to extend the lease up to 10 years and an option to terminate the lease within 7 years from the contract commencement date of the lease.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payment over the least term.

The Company uses its incremental borrowing rate at lease commencement date to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the Federal Home Loan Bank advance offering rates, adjusted for the lease term and other factors.

Right-of-use assets and lease liabilities by lease type, and the associated statement of financial condition classifications, are as follows:

In thousands of dollars

		December 31, 2025
Right-of-use assets:		
Operating leases	$	726
Total right-of use assets	$	726
Lease liabilities:		
Operating leases	$	762
Total lease liabilities	$	762

NOTE 8 - LEASES (continued)

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025, are as follows:

In thousands of dollars

	Operating Leases
2026	$ 88
2027	91
2028	94
2029	96
Thereafter	602
Total undiscounted lease payments	$ 971
Less: imputed interest	(209)
Net lease liabilities	$ 762

Supplemental Lease Information

In thousands of dollars

	December 31, 2025
Operating lease weighted average remaining lease term (years)	9.7
Operating lease weighted average discount rate	4.95%

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through March 19, 2026, the date the financial statements were available for issuance. No material subsequent events were identified.